

FORWARD INDUSTRIES ISSUES OPEN LETTER TO SHAREHOLDERS REVIEWING PLANS TO BUILD SHAREHOLDER VALUE, 2014 ACTIVITIES AND COMPANY OPPORTUNITIES

- **Highlights dramatic turnaround in both revenue and operating cash flow**
- **Announces hiring of financial advisers to explore strategic alternatives including the sale of the existing operation and identifying accretive acquisitions**
- **Shares vision for creating shareholder value through transformative acquisitions and organic growth**

WEST PALM BEACH, Fla. – November 26, 2014 – Forward Industries, Inc. (NASDAQ: FORD) today issued the following open letter to shareholders reviewing the strategic direction for the Company pursued over the past year, including organic growth, a potential acquisition, and other strategic alternatives for our existing business.

Dear Shareholders:

Since the current management team, including CEO Robert Garrett, Jr., took over leadership at Forward Industries in 2012, our primary objective has been to grow our business both organically and through strategic acquisition.

In FY2013, we hit an important organic milestone: we grew sales to more than $30 million from $22.8 million in FY2011, and returned the Company to operating profitability for the first time since FY2006. The Company turned an operating profit during the first three quarters of 2014.

While we are pleased with the increased earnings and return to profitability, we are also realistic and understand the growth challenges that we face. As part of our fiduciary duty to shareholders, we must consider all strategic alternatives, including reinvestment in organic growth, non-organic growth through acquisition, an outright sale of the legacy business and/or other monetization of assets. Your board has retained experienced financial advisers to help maximize value to shareholders in the process.

The Company's common stock price has experienced few catalysts for appreciation since our initial public offering in 1995. Aside from a two-year period from 2004 to 2006, when the Company benefitted from a single large contract, the stock has typically traded between $1.00 and $2.50 per share. At our current size, the Company is sub-scale to remain public, especially considering increased costs for accounting and compliance. We strongly believe that getting our Company to appropriate scale through organic growth, acquisition and other measures will benefit all shareholders.

This year, we expanded our efforts to find the right transformative acquisition to improve shareholder value, evaluating opportunities similar to our core business, as well as in markets that we believe both to be attractive and that leverage the skill set of our management and Board. While previous CEOs and Boards at the Company have attempted similar transactions, they did not have the relevant skill set or deal experience—we do.

For example, we recently identified and pursued a potential acquisition that, if successful, would have been highly cash-accretive, doubled our revenue and quintupled our EBITDA on a current pro forma per share basis. Unfortunately, as part of his campaign against management, Mr. Terrance Bernard Wise has tried to thwart our ability to pursue accretive transactions that would provide the necessary scale to increase our visibility to the markets, and this specific opportunity is now on hold, until the unnecessary distractions stemming from Mr. Wise's interference are resolved. The Board and management will nonetheless continue to investigate accretive, transformative transactions, for the benefit of all shareholders, while also reviewing potential operational changes, such as shifting from the current, single-vendor sourcing contract to multiple vendors as some large shareholders have requested.

We believe at its heart that your Board and management have a fundamentally different vision than Mr. Wise of how to build this business and increase shareholder value. Here is what we have done:

- Increased revenue by approximately 45% over the last eleven quarters.
- Returned the Company to an operating profit in FY2013 and for the first three quarters of FY2014, after six straight years of losses.
- Enacted necessary, difficult decisions to reverse course on business strategies that were no longer viable.
- Articulated a clear vision and strategy to create long term, sustainable shareholder value, after almost twenty years of a stagnant share price.

By contrast, Mr. Wise is a UK-based businessman with no experience running a public company—his entire experience consists of managing privately-held ventures. Furthermore, while he has freely criticized management and the Board, he has never articulated any positive vision for this Company, and in fact has repeatedly abstained from voting on critical issues while serving on the Board.

Simply put, we believe Mr. Wise's actions are driven by his clear conflict of interest: he and his long time partner, Ms. Yu, are trying to take creeping control of your company without paying a premium to preserve and enhance his exclusive sourcing contract with the Company. That contract has generated fees to Mr. Wise and Ms. Yu of over $3.0 million since March 2012–more than the entire EBITDA of the business during that period and, notably, the value of his investment in the Company. The economic benefit to them of controlling this business and gradually increasing the fees they pay themselves, much as they sought to do during the contract renewal this past March (where they initially sought to increase the contract to almost $3.0 million annually), we believe to be their primary, though never acknowledged, motivation.

If Mr. Wise is successful in electing his alternative slate and his hand-picked designees follow Mr. Wise's lead in making Board decisions, subject to their fiduciary duties, Mr. Wise would effectively control your company and do as he pleases on his exclusive sourcing contract.

We don't think that's a win for Forward shareholders.

Our leadership will continue to keep the Company on the right track for long-term success and profitability—and keep the best interests of shareholders in mind.

Thank you for your continued support.

Sincerely,

Robert Garrett, Jr.   Frank LaGrange Johnson
Chief Executive Officer   Chairman of the Board of Directors
Forward Industries, Inc.   Forward Industries, Inc.

John Chiste   Joseph E. Mullin
Member of the Board of Directors   Member of the Board of Directors
Forward Industries, Inc.   Forward Industries, Inc.

Owen P.J. King
Member of the Board of Directors
Forward Industries, Inc.

About Forward Industries, Inc.
Incorporated in 1962, and headquartered in West Palm Beach, Fla., Forward Industries is a global designer and distributor of mobile device cases and accessories. Forward Industries' products can be viewed online at www.forwardindustries.com.

Forward-Looking Statements

In addition to the historical information contained herein, this press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. The Company has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No assurance can be given that the actual results will be consistent with the forward-looking statements. Investors should read carefully the factors described in the "Risk Factors" section of the Company's filings with the SEC, including the Company's Form 10-K for the year ended September 30, 2013 for information regarding risk factors that could affect the Company's results. Except as otherwise required by Federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Additional Information and Where to Find It

Terence Bernard Wise, a current director of the Company, together with other participants (collectively, the "Wise Group"), has filed preliminary proxy materials with the SEC indicating an intent to solicit proxies for the election of individuals as directors in opposition to the Company's slate of director nominees at the 2014 Annual Meeting of Shareholders. The Wise Group failed to properly nominate its alternative slate of director candidates in compliance with the nomination procedures established in the Company's Amended and Restated By-Laws. As a result, any purported nomination by the Wise Group at the 2014 Annual Meeting of Shareholders is invalid. The Company is currently seeking declaratory and injunctive relief from a New York State court to prevent the Wise Group's invalid and improper solicitation.

In the event the court determines that the Wise Group's nomination is valid, shareholders may receive materials from the Wise Group, including a proxy statement and proxy card, soliciting proxies for the election of its slate of alternative director candidates. **The Company has made a preliminary filing with the SEC of a proxy statement and accompanying proxy card in connection with the 2014 Annual Meeting of Shareholders. Shareholders are urged to read the proxy statement for the 2014 Annual Meeting of Shareholders, as well as other documents filed with the SEC, as they become available because they will contain important information. The final proxy statement will be mailed to shareholders of the Company. Shareholders may obtain free copies of these documents (as they are available) and other documents filed with the SEC at (www.sec.gov) or by contacting the Company at (561) 465-0030.**

Participants in the Solicitation of Proxies

The following directors and executive officers of the Company may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Company's 2014 Annual Meeting of Shareholders (each individual's beneficial ownership of shares of Common Stock of the Company is set forth in the parenthetical opposite his name): Robert Garrett, Jr. (249,491 shares), Frank LaGrange Johnson (202,855 shares), Owen P.J. King (45,000 shares), John F. Chiste (45,000 shares) and Joseph E. Mullin (0 shares). **Shareholders are advised to read the Company's proxy statement for the 2014 Annual Meeting of Shareholders and other relevant documents as they become available, because they will contain important information.** You can obtain free copies of these documents from the Company as described above.

Contacts

MacKenzie Partners, Inc.   Peppercomm
Larry Dennedy   Jacqui Emerson
212-929-5500   212-300-6191
                                             jemerson@peppercomm.com

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